April 20, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Minnesota Life Insurance Company
	Minnesota Life Individual Variable Universal Life Account
	File:  333-198279

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above (the "Registration Statement"). The letter responds to verbal comments received by the Company from the staff of the Securities and Exchange Commission ("SEC") on April 9, 2015 and provides supplemental information regarding changes the Company is making to the Variable Universal Life Insurance Policy (the "Policy") described in the prospectus to the Registration Statement. Those changes will be disclosed in a prospectus included in post-effective amendment No. 2 to the Registration Statement.

Below are responses to the SEC staff's comments. For the SEC staff's convenience, each of the SEC staff's comments is set forth below, and then the response follows.

* * * * * * * * *

1. Fee Table (p.6)

The fee tables contain significant explanatory text and footnotes which obscure the cost data. Please condense or remove lengthy narrative from the fee table so that investors are better able to ascertain the pertinent cost data.

Response:

In response to the SEC Staff comment, the Fee Tables have been revised, where appropriate, to move the language from the Guaranteed and Current Charge columns to the column discussing the frequency of the charge.

2. Business Continuation Agreement Disclosure (p.68)

The last two sentences of the third paragraph of the Business
Continuation Agreement (BCA) disclosure appear to contradict the purpose of the rider. Please clarify the language in those sentences.

Response:

In response to the SEC Staff comment, the Company has made the revised the last two sentences of the third paragraph in the section describing the BCA rider to read as follows:

At the time the BCA is purchased, the policy owner will specify the amount of additional coverage layer that will be available upon the death of the designated life. In addition, at the time the BCA is issued, both the insured and each designated life will be required to provide us evidence of insurability satisfactory to us.

3.  Business Continuation Agreement (p. 69)

The monthly charge termination provision should be clarified to state exactly when the charge terminates.

Response:

In response to the SEC Staff comment, the last sentence of the third paragraph on page 69 is revised to read as follows:

The monthly charge for any designated life under the BCA will terminate as of the next monthly anniversary after the death of the designated life.

4.   Business Continuation Agreement (p. 69)

Consider moving the last paragraph describing the reasons for purchasing the rider to the beginning of the section.

Response:

In response to the SEC Staff comment, the paragraph describing the reasons for purchasing the rider has been moved to the second paragraph of the section.

5. Guaranteed Insurability Option for Business Agreement Chart
(p. 67)

Please provide additional language clarifying the option exercise dating shown in the tables.

Response:

In response to the SEC Staff comment, the Company has added the following illustrative example clarifying the option exercise dating shown in the table:

Example: The Option Dates available for an Insured Age 35 are 37,
40, 43, 46, and 49.

6.  Guaranteed Insurability Option for Business Agreement (p. 67)

Consider moving the last paragraph describing the reasons for purchasing the rider to the beginning of the section.

Response:

In response to the SEC Staff comment, the paragraph describing the reasons for purchasing the rider has been moved to the second paragraph of the section.

7. Premium Deposit Account (p. 60)

The Premium Deposit Account (PDA) Agreement allows for up to three payments. Is the initial premium payment counted as one payment for purposes of calculating the number of payments into the PDA? Please clarify whether the initial premium payment is part of one PDA or whether it is counted as a separate deposit for determining the maximum number of PDA deposits.

Response:

The Company does not intend for the initial premium payment to count towards the maximum of three deposits into the PDA agreement. In response to the SEC Staff comment, the following sentences are added after the first sentence of the first paragraph describing the PDA:

For each PDA payment you give us, we may require you to pay an initial premium on the date you send us the PDA payment. The initial premium is not part of the PDA account and does not count towards the maximum of three payments into the PDA.

8. Premium Deposit Account (p. 61)

Please clarify the statements regarding payment of interest upon withdrawal from the PDA and why interest is paid based upon Initial Deposit date or last premium paid date.

Response:

In response to the SEC Staff comment, the last sentence of the first full paragraph on page 61 of the prospectus is revised and a new sentence is added to the paragraph. The revised language will read as follows:


Interest will be credited from the date of your payment to the Premium Deposit Account or if later, the date the premium payment for the immediately preceding Policy anniversary was made from the Premium Deposit Account. We only pay interest from the immediately preceding Policy anniversary date because the Policy owner received an interest payment on the Premium Deposit Account money on that date.

9.  Premium Deposit Account (p. 62)

Consider moving the last paragraph describing the reasons for purchasing the rider to the beginning of the section.

Response:

In response to the SEC Staff comment, the paragraph describing the reasons for purchasing the rider has been moved to the second paragraph of the section.

10. Death Benefit Guarantee Flex Agreement (p.70)

Consider making it clearer that the DBGA value equals the initial premium on the issue date.

Response:

The Company believes that the language in the first paragraph on the top of page 70 clearly describes the DBGA Value on the date of the initial premium payment. However, in order to make it clearer that the DBGA Value changes after that date, we have revised the lead in sentence describing the calculation of the DBGA Value for dates after the initial premium payment date to read as follows:

For any day after the date we receive your initial Net Premium, the DBGA Value for the Policy is equal to:

11. Death Benefit Guarantee Flex Agreement (p. 72)

Add a closed parenthesis after the word "surrender" in the second full paragraph of page 72.

Response: The company has added the closed after the word surrender in the second full paragraph of page 72.

12. Death Benefit Guarantee Flex Agreement (p. 72)

Consider moving the last paragraph describing the reasons for purchasing the rider to the beginning of the section.

Response:

In response to the SEC Staff comment, the paragraph describing the reasons for purchasing the rider has been moved to the second paragraph of the section.

* * * * * * * * *

The Company believes that the changes noted above satisfy all of the SEC staff's comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its pre-effective amendment, all of the above proposed changes will be incorporated into post-effective amendment No. 2 to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel


cc: 	Thomas E. Bisset, Esq.